September 16, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christina Harley, Staff Accountant
Michelle Miller, Staff Accountant

Re:	Green Dot Corporation
Form 10-K for the fiscal year ended December 31, 2018
Filed February 27, 2019
Form 10-Q for the period ending June 30, 2019
Filed August 9, 2019
File Number 001-34819

Ladies and Gentlemen:
This is to confirm that Green Dot Corporation (the “Company”) received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated September 9, 2019. As a follow-up to the telephone conversation between Christina Harley of the Staff and the Company’s outside counsel, Bill Hughes of Orrick, Herrington & Sutcliffe LLP, the Company confirms that it will respond to the Staff’s comments on or prior to September 30, 2019.
Should you have any questions or comments, please contact me at (626) 765-2003.

Very truly yours,
/s/ Jess Unruh
Jess Unruh
Chief Accounting Officer
Green Dot Corporation